FORM 15

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number  1-7864

                           Triton Energy Corporation
                           -------------------------
      (Exact name of registrant as specified in its charter)

                         6688 North Central Expressway
                                  Suite 1400
                              Dallas, Texas 75206
                                (214) 691-5200
                                --------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Participating Preferred Stock, par value $.01 per share
                  Senior Subordinated Discount Notes due 2000
                  Senior Subordinated Discount Notes due 1997
                  -------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None.
                                     -----
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       [ ]        Rule 12h-3(b)(1)(ii)     [ ]
           Rule 12g-4(a)(1)(ii)      [ ]        Rule 12h-3(b)(2)(i)      [ ]
           Rule 12g-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(ii)     [ ]
           Rule 12g-4(a)(2)(ii)      [ ]        Rule 15d-6               [X]
           Rule 12h-3(b)(1)(i)       [ ]

         Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Triton Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            TRITON ENERGY CORPORATION


DATE: March 4, 1997                         BY:  /s/ ROBERT B. HOLLAND, III
                                                 --------------------------
                                                  Robert B. Holland, III
                                                  Vice President